Filed by Intercontinental Exchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

PARTICIPANTS

Corporate Participants

Kelly L. Loeffler – VP-Investor Relations & Corporate Communications

Scott A. Hill – Chief Financial Officer & Senior Vice President

Jeffrey C. Sprecher – Chairman & Chief Executive Officer

Other Participants

Howard H. Chen – Research Analyst, Credit Suisse (United States)

Richard H. Repetto CFA, MBA – Principal, Sandler O’Neill & Partners

Roger A. Freeman – Research Analyst, Barclays Capital, Inc.

Kenneth B. Worthington – Senior Analyst, JPMorgan Securities LLC

Alex Kramm – Analyst, UBS Securities LLC

Christopher Harris CFA – Associate Analyst, Wells Fargo Advisors LLC

Niamh Alexander – Research Analyst, Keefe, Bruyette & Woods, Inc.

Daniel F. Harris – Research Analyst, Goldman Sachs & Co.

Michael Carrier – Research Analyst, Deutsche Bank Securities, Inc.

Patrick J. O’Shaughnessy CFA – Research Associate, Raymond James & Associates

Jonathan Casteleyn – Senior Research Analyst, Susquehanna Financial Group LLP

Rob C. Rutschow – Research Analyst, Credit Agricole Securities (USA), Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the IntercontinentalExchange First Quarter 2011 Earnings Conference Call and Webcast. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, today’s conference is being recorded.

I’d now like to turn the conference over to your host, Ms. Kelly Loeffler. Please go ahead.

Kelly L. Loeffler, VP-Investor Relations & Corporate Communications

Good morning. ICE’s first quarter 2011 earnings release and presentation can be found in the investor section of our website at theice.com. These items will be archived and our call will be available for replay. Today’s call may contain forward-looking statements. These statements, which we undertake no obligation to update, represent our current judgment and are subject to risks, assumptions and uncertainties. For a description of the risks that could cause our results to differ materially from those described in forward-looking statements, please refer to the company’s Form 10-Q, which we filed with the SEC this morning.

Please note that we refer to adjusted operating results, which we believe are more reflective of the performance of our business. You’ll find a non-GAAP reconciliation in the earnings release as well as an explanation of why we deem this information to be meaningful and how management uses these measures.

With us today are Jeff Sprecher, Chairman and CEO; Scott Hill, Chief Financial Officer; and Chuck Vice, President and Chief Operating Officer.

I’ll now turn the call over to Scott.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

Scott A. Hill, Chief Financial Officer & Senior Vice President

Thanks, Kelly. Good morning, everyone, and thank you for joining us today. We got off to a tremendous start in 2011, delivering record revenues and net income in the first quarter. Our global distribution and diverse products, combined with the continuation of the long-term secular growth drivers in the commodities market continued to produce record volumes in our business. Even as we continue to generate growth from our core business, we are leveraging our strong cash flows to invest in new initiatives to continue to build on our unmatched track record of growth, innovation and execution.

We’ll start this morning on slide 4 with a brief overview of our first quarter performance. As you can see, ICE delivered strong futures and OTC volume growth, record revenues, margin expansion and record earnings. Rising demand for commodities from emerging economies and continued price volatility has resulted in an increasing need to manage risk. We are meeting the needs of our customers by continuing to introduce new products and services and by leveraging our clearing and technology infrastructure.

Let’s move to slide 5, where I’ll provide some more detail on our first-quarter results. First-quarter consolidated revenues rose 19% over the prior first quarter to $334 million. Operating income grew 24% to $204 million. Adjusted diluted earnings per share in the quarter increased 30% to $1.77. CapEx and capitalized software were $12 million and cash flow from operations increased to $155 million.

Turning now to slide 6, you can see the components of our revenue and expenses for the first quarter. Both our OTC and futures segments posted record volume and revenues in the quarter and we continue to expand our customer base. We remain focused on balancing growth investment with prudent expense management.

Transaction and clearing revenues increased 19% to $299 million on record volume in both futures and OTC markets. Consolidated total volume for the quarter grew 25% to a record 195 million contracts. Futures revenues rose 28% to $157 million. OTC and market data revenues each increased 10% to $142 million and $29 million respectively.

Shifting now to the right side of slide 6, ICE’s first-quarter adjusted operating expenses rose 9% to $127 million. Adjusted operating margin improved to 62%, up from 58% in the first quarter of 2010.

We significantly expanded our operating margin, even as we continued to invest and while increasing our non-cash bonus accrual to reflect our expectation that our strong first-quarter performance will result in the overachievement of our 2011 performance objectives. Importantly though, we continue to expect full-year expense growth of only 4% to 6%, which will support double-digit revenue growth, margin expansion and strong profit and cash flow generation.

Let’s now flip to slide 7 and I’ll walk through the performance of our Futures business segment. Average daily volume was up 24% in the first quarter, including 36% growth at ICE Futures Europe. While the first quarter of each year tends to be seasonally strong, we saw particularly strong first-quarter volume growth due to volatility, as a result of global events such as those in Japan and the Middle East.

These events continue to underscore the need for continuous risk management, using our global benchmark contracts. As you can see on the chart, average daily volumes in Brent were up 33% and in Gasoil were up 34%. ICE’s share of the crude and refined oil futures market has gone from around 30% in the first quarter of 2005 to over 50% today on the strength of our products and our ability to generate growth.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

As global benchmarks, the Brent and Gasoil contracts serve as important hedging tools, particularly in Europe and Asia as oil stocks tighten while demand rises. Following the continued move by sovereign nations and producers to use Brent as the global price reference, Malaysia’s Petronas recently dropped its national crude Tapis as the benchmark for its exports in favor of Brent.

WTI remains an important benchmark contract for the U.S. oil market and an important contract for ICE; however, given the global and commercial nature of our customer base, we believe the shift to Brent and Gasoil as the global benchmark contracts represent a long-term and permanent trend in these markets, which is reflected in the strong open interest trends across our oil complex.

This trend, however, is not isolated to oil. We’re also developing a very strong European utilities market franchise, including natural gas, power, emissions, and coal. ICE’s European natural gas volume rose 67% over the prior first quarter and coal volumes jumped 14% over the same period last year. And in our European emissions futures market, average daily volumes increased a solid 20% in the first quarter despite issues in the physical market, which effectively closed the spot market for several weeks.

Even in advance of Phase III of the European Union Emissions Trading Scheme in 2012, more participants are joining the emissions market and we have launched an active options market alongside our emissions futures. In addition to continuing to grow the top line in our emissions business, we have fully integrated the Climate Exchange and fully achieved our committed expense synergies. Our continued growth in leadership in these nascent markets is very encouraging and we believe that we’ll continue to benefit as customers join the emission markets pursuant to EU policies in the coming years.

Turning to our North American futures exchanges, in our international agricultural products – sugar, coffee, and cocoa – strong price increases and corresponding increases in margin requirements raised the cost of hedging and likely took some market participants to the sidelines. In our sugar market in particular, both prices and volatility declined in the first quarter as production forecasts increased and significantly eased in what has been a very tight supply-demand environment.

Additionally in sugar, we have seen a shift in the mix of our customers since March 1st towards lower volume but higher rate per contract customers. In cotton, however, which is our primary domestic agricultural product and which is correlated with other domestic Ag such as corn, beans and wheat, the supply-demand environment tightened significantly in the first quarter, leading to higher prices and volatility. Cotton volume growth was up 48% year-on-year in the first quarter.

Also during the quarter, ICE extended its exclusive licensing rights for Russell Indexes through June 2017 and expanded the agreement to include certain international indexes. Russell volume increased 2% as equity market volume and inflows began to recover. Currencies and dollar index volumes increased 10%. The volume results were mixed in the quarter. Strong revenue capture via an improving rate per contract helped generate solid revenue growth at our North American futures exchanges in the first quarter.

We reported yesterday that activity in our consolidated futures markets [ph] were able to climb (9:15) versus the same period a year ago. However year-to-date volume is up a healthy 15% across our exchanges. April volumes were impacted by typical seasonal softness and compounded by several European holidays that resulted in unusual and extended periods of market inactivity.In addition, volatility in our key products, crude oil and sugar, moderated from the high levels of volatility seen during the first quarter. Nonetheless, we continue to see healthy market participation, the addition of new customers, and strong revenue capture in all of our futures markets. And importantly, as of the end of April, open interest was up 12% from the prior April.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

Turning next to slide 8, I’ll review our OTC business. Average daily commissions in energy improved to a record $1.6 million, an increase of 18% from last year’s first quarter. North American natural gas revenues grew 24% over the prior first quarter and global oil revenues rose 78%.

Following a busy year for product development in 2010, when we added more than 90 new OTC products, we introduced another 21 new contracts in the first quarter including cleared freight, iron ore and oil products. By the end of the first half of this year, we expect to have introduced a total of 200 new products in our OTC market. These products add to the breadth and depth of our markets to the benefit of our customers and help deliver incremental revenue opportunities to our shareholders.

Open interest rose 20% in the first quarter to 40 million contracts and continues to indicate very healthy demand for our products. And in April, our OTC commissions were $1.5 million, up from the prior April despite range-bound natural gas prices and low volatility.

In our credit derivatives business, revenues in the first quarter were $39 million. This included $13 million from clearing and $26 million from Creditex. While the CDS execution market remains soft as participants await further regulatory clarity, it’s noteworthy that 55% of Creditex’s revenues were driven by electronic transactions in the quarter versus only 43% a year ago.

During the quarter, we announced that Creditex expanded its electronic platform to include investment-grade and high-yield CDS indexes. Since the launch of CDS on-the-screen in mid-March, customer feedback has been very positive and over 80% of index volumes have been transacted electronically, compared to less than 10% previously.

Importantly, the Creditex platform is a true testament to our commitment and leadership in building the most functional and liquid swap execution facility or SEP for the CDS market. We believe that our investments in Creditex are enabling our continued lead in transparency and customer service in the credit derivatives market.

Today, ICE has cleared nearly $18 trillion in notional value of CDS. During the first quarter, we cleared over $2 trillion in notional value and open interest doubled year-over-year to over $1.3 trillion.

Our CDS guaranty fund now stands well above $5 billion. We expect revenues to ramp throughout the year as we introduce new products and add clearing members, and as [ph] FAS (12:30) financial reform is implemented. As a result, in the second quarter, we expect CDS clearing revenues to accelerate to $16 million to $18 million.

Let’s turn now to slide 9 and discuss some key measures of our ability to generate value for shareholders while ensuring that we are able to invest in the long-term growth of our business. First, we’ve consistently grown operating cash flow and we maintain a lean operating model to insure we are investing in the areas that produce our industry-leading return. In the first quarter, cash flow grew to $155 million, and as you can see on the slide, we’ve consistently increased our cash flow each year, which enables us to reinvest in expanding our market.

At the end of the first quarter, we had nearly $700 million of cash and a very low debt-to-EBITDA ratio of 0.6 times. Our cash generation and low leverage allow us tremendous strategic flexibility. We’re able to act opportunistically and we remain fully in growth and investment mode. We will maintain the strategic focus as long as we can provide shareholders a higher return by reinvesting in our business.

We’ve consistently anticipated and capitalized on trends rather than simply reacting to them. By looking ahead to future market demand and the evolving exchange landscape, we are well-positioned for opportunities when they emerge. We acquired the IPE and the NYBOT over the past

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

decade, recognizing the global importance of the commodities market as emerging economies expand and we built two new clearinghouses and acquired three ahead of the broader recognition of the important role of central clearing, so I think you can see why we remain confident in our future and that there are many avenues for us to continue to lead in our industry.

With that, I’ll be happy to address any questions during our Q&A. And I’ll now turn the call over to Jeff. Jeff, over to you.

Jeffrey C. Sprecher, Chairman & Chief Executive Officer

Thank you, Scott, and good morning to everybody on the call. As a result of the strategic groundwork we’ve laid over the past several years, we’re off to a very strong start in 2011. We continue to build on our position at the center of the global derivatives market and we’re driving many initiatives that proactively address the dynamic regulatory and competitive environment.

ICE is a growth-oriented company with a focus on results for customers and shareholders alike. Before we move on to the Q&A session this morning, I’d like to discuss some of our strategic efforts during the first quarter as well as our proposal to NYSE Euronext, under which we would acquire the Liffe derivatives exchange.

While much external focus has been centered on that transaction, our internal focus remains on a broad based set of initiatives that will continue our demonstrated track record of growth, innovation and industry leadership. You can see on slide 10 that leadership is continuing into 2011. Already this year, we’ve acquired Ballista to strengthen our fast-growing options business alongside our YellowJacket options platform. Last month, we announced our energy partnership in Brazil, known as BRIX or the IntercontinentalExchange of Brazil and we’ve invested ahead of the curve and are well-positioned for the opportunity that we believe Dodd-Frank legislation represents for ICE in the United States.

With energy and innovation at the heart of our company, I’ll highlight BRIX first. This partnership was formed based on the opportunity for new energy markets in Brazil. This is a tremendous opportunity to leverage our experience in transforming the North American power markets a decade ago to help Brazil create a transparent, liquid power market. BRIX will launch in June and initially operate as a bilateral OTC market but over time, we believe this market will evolve into standardized cleared contracts just like in the United States.

This initiative is indicative of our focus on bringing our capabilities to support market development in key emerging markets based on our global products and our market expertise. We continue to make progress in providing solutions for financial reform when Dodd-Frank is effective in July and we’ve laid a few of those out for you on slide 11. To date, ICE has filed 22 comment letters with the CFTC and the SEC. The CFTC and the SEC have received thousands of comment letters and while they take time to carefully consider these, we await final rules over the next several months.

We’re moving rapidly to help our customers prepare, however. Our team is working with the industry and regulators to provide solutions for clearing, swap execution facilities, and a swap data repository.

As planned, ICE Trust will transition to a CFTC-regulated derivatives clearing organization and an SEC-regulated securities clearing organization effective July 16th. In addition, ICE Trust will now become known as ICE Clear Credit starting in July, reflecting our move from a trust bank to a derivatives clearing organization under the new laws.

Our preparedness for these changes is a good indicator of ICE’s unique ability to anticipate change. Not only have our solutions been widely adopted in advance of financial reform, but they’re

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

relied upon by a growing number of customers and markets. ICE was built on the premise that transparency, security, and real-time information flow are the key components of liquid and efficient marketplaces. As such, we’re helping market participants comply with changing global regulation.

While financial reform will likely provide new opportunities, we continue to believe that commodities are in a multi-year upward cycle of demand due to growth of emerging economies. The standards of living of very large population are rising at a dramatic pace, placing unprecedented demands on energy and agricultural products and infrastructure.

In addition, inflationary signals are leading investors to hedge the impact of inflation via commodities and hard assets. So we continue to be very bullish on our markets, in our positioning and our unique capabilities in clearing and risk management.Moving on, obviously much has been said about our superior proposal with NASDAQ to acquire NYSE Euronext. Much of it, unfortunately, is misleading to shareholders, so I’d like to take a few minutes here to correct the record. If you look at slide 12, it’s understandable why NYSE Euronext’s response has been focused on attacking our superior proposal.

The alternative is to acknowledge and address the serious deficiencies in the Deutsche Börse takeover. ICE and NASDAQ have fully-committed financing with no contingencies, and we have set forth a merger agreement that mirrors or improves the terms of the Deutsche Börse agreement. So effectively, the board is the only obstacle to NYSE shareholders receiving a better deal.

So before I describe our proposal I’d like to discuss our desire to acquire Liffe and explain why our bid is best positioned to unlock value for ICE and NYSE shareholders. ICE has a long history of interest in owning the Liffe business. In 2001, Liffe was acquired by Euronext, and the International Petroleum Exchange of London was acquired by ICE.

Following these two mergers, Euronext management and I met on a number of occasions to discuss a Liffe and ICE combination to jointly leverage our strong London-based franchises. It has consistently been my view that we could combine Liffe and ICE into a joint venture. This dialogue continued after NYSE acquired Euronext Liffe, ending in mid-2010.

Are we involved in the joint bid with NASDAQ to be a spoiler? No. And NYSE certainly knows as much. For almost a decade, we have strongly believed that the combination of Liffe and ICE on a common technology and clearing platform under aggressive and innovative management could emerge as the world’s best performing futures exchange. We are not deterred and we continue to believe that we can recast the Liffe business to be dynamic, customer focused and growth oriented.

Over the past decade, as Liffe went through mergers and management changes, it failed to move itself onto a world-class trading platform and into a flexible clearing infrastructure to capitalize on its position to create innovative futures and OTC products. Unfortunately, the penalty for this neglect, if the Deutsche Börse takeover proceeds, is that it would likely be gutted and for all intents and purposes, moved to Frankfurt to be subsumed as part of a European product set within the Deutsche Börse.

In contrast, ICE has a strong vision for Liffe that we are discussing with regulators and market participants, keeping the contracts in their existing European locations and maintaining the derivatives competition that is desired by the market. It’s well-known in Europe that this competition was at the very root of the formation of Eurex. ICE has already begun the European competition review process for our acquisition of Liffe.

Ours is a different competition review process than Deutsche Börse is undertaking given that it will be administered within the U.K. We believe our anti-trust process should provide shareholders with more certainty than will be the case with the Deutsche Börse takeover, which removes competition and could require significant remedies if allowed to move forward.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

Turning to Slide 13, shareholders that seek exposure to a fast growing derivatives market appreciate that the merger of Liffe and ICE will not be subjected to the conglomerate discount inherent in the strategy of trying to be all things to all people in all places.

In contrast, we have heard the NYSE justify their lower valuation for their financial supermarket strategy by saying it is better for the long term, yet its own conglomerate discount and that of the Deutsche Börse demonstrates that this is not the case. Efficient execution is often problematic in large diversified conglomerates. Unwieldy, complex companies have difficulty making basic, let alone strategic, decisions. For example, NYSE recently announced that they created committees and hired expensive consultants for the sole task of naming their apparently unnamable company. More glaringly, the decision to support two point trading platforms for internal and political reasons was quickly reversed when ICE’s deal was proposed in order to achieve more cost cutting. These newly-found synergies are yet undefined but clearly go against their original commitment to preserve jobs in Germany, New York, and Paris. These were empty promises to begin with and it only took a bit of pressure to expose the fact that synergies and strategy were not carefully considered and that they came at the expense of NYSE stockholders.

Much has been made by the NYSE of the business mix and diversity within its vision for its conglomerate and you will see the reality of this diversity on slide 14. Placing the business in the hands of NASDAQ and ICE will actually provide for a more diverse business mix for each company, which can then be priced by appropriate market multiples with attractive synergy and growth opportunities that are attendant to world-class efficient operations. While much has been made of the potential share buyback power of the unnamable conglomerate, little has been said about the significant amounts of NYSE stock that may be required to be liquidated as part of its move to Amsterdam.

A simple examination of the underlying governance and organization suggests that it is absurd to imply that the unnamable Netherlands conglomerate would be considered to be a U.S. corporation or continue to be part of U.S. stock indices or owned by institutions without geographic investment mandates. Billions of dollars worth of NYSE stock could be dumped on the market by its current institutional shareholders as a result of this new status. NYSE addressed this very significant impact to its stock price by saying that it could “provide an interesting entry point for investors”. Dividends are nice but not from a company that just reduced the value of your equity position. Absorbing billions of dollars worth of dumped stock would be a major share buyback challenge and not a return of capital. The avoidance of [ph] rev law (25:15) duties presumes that a merger is not a terminal event for its shareholders. It’s possible that for a majority of NYSE shareholders, this is not necessarily the case. And one would expect them to vote accordingly on a relocated business in which they cannot or will not participate.

We’ve asked the NYSE to meet with us to discuss our serious and superior bid, saying that it is otherwise and simply meant to divert attention from a takeover that is inferior, risky and lower value. The Board has refused to address their own plans, significant competition issues, the newly-discovered synergies, the employment promises, the trading platforms, the stock flow-back issues from moving abroad and they fail to show why this time is different in terms of the successful execution of their integration plan.

Both ICE and NASDAQ have been very direct and clear on these issues and we’ve demonstrated a substantially lower level of risk across the board. We simply have asked NYSE to meet so that we can settle a few basic and obvious questions about the construction of its balance sheet, income statement, tax position and inter-company charges that are not fully described in NYSE’s public financial notes. This is hardly the stuff of undermining competition and all of which is meant to remove uncertainty for the benefit of NYSE shareholders.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

At the end of the day, the shareholders will decide the future of NYSE Euronext, and this is why we decided to file an exchange offer document with the SEC that will fully laid out our proposition, unfiltered by the NYSE Board.

During this process, I believe that NYSE shareholders will have an opportunity to examine ICE’s track record in taking underperforming companies and recasting them with entrepreneurial spirit and driving their growth.

The shareholder record date for NYSE’s rushed merger vote is May 9th, which NYSE hasn’t publicly disclosed, but this means that today would be the last day to acquire stock with voting rights in the open market.

Clearly, they are rushing this vote through and have locked in a record date before they even completed the competition documents that would describe how to overcome their significant merger issues. I’m sure that NYSE shareholders will question this urgency when they’re asked to vote.

I also want to be clear about why we decided to team up with NASDAQ to pursue a bid. The answer is simple. We believe that NASDAQ can gain approvals to merge with NYSE, and that a combined NYSE – excuse me – NASDAQ-ICE bid can result in superior value for NYSE at a fair price to us for an unencumbered Liffe derivatives business.

Most importantly, we see tremendous upside in this deal for ICE shareholders. Our vision is for an efficient, innovative derivatives exchange business that should be obvious to those who have followed our strategy of growing the markets in which we operate and in many cases, transforming them. Our track record of integration and quickly delivering on positive results would be furthered by this deal.Recall that less than two months after acquiring the NYBOT, we took that business onto our electronic trading platform. We built what has fast become a leading European clearinghouse. We lead the market in OTC clearing for energy and we successfully transformed the IPE from a small exchange to a global center for oil trading. This is a direct result of a management team that would lead the growth of Liffe.

Let me take a minute to address why we’re confident that NASDAQ and NYSE can merge. First, consider the events in the United States on May 6th, when computers that, of 2010, when computers that linked together at least 70 U.S. equity trading venues began simultaneously selling stocks and algorithmically disassembling the components of the nation’s listed exchange-traded funds. Delays began on the national consolidated tape feeds and they blinded the market to actual share price discovery.

The share price of companies traded for as little as a penny and as high as $100,000. 8,000 U.S. securities were affected and 20,000 individual trades were allowed to stand at prices that were 60% away from the previously unaffected price. During this 20 minute period, 2 billion shares traded in the U.S. equity markets.

Since the Flash Crash, the U.S. has employed the only solution that it can to prevent the market from crashing again. We simply close it. The U.S. equity markets now handle your orders by buying or selling your shares within plus or minus 10% of where you want them and then they close down. Investors can now trade for $9.95 or less on their internet accounts, but there’s no assurance at what stock price they will trade.

On May 6, 2010, the U.S. equity markets told us very loudly that structural changes need to be made. In the aftermath of the Flash Crash, NYSE has made no bones about the fact that its solution is to turn its focus to become a European derivatives monopoly. In contrast, NASDAQ has engaged the U.S. regulators in a dialogue to start down a path of positive change for the U.S. cash equities market by reassembling roughly 50% of the trading in one venue and then by potentially applying depth of market protection across the entire book.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

On May 6th, the CME Group may have prevented a total economic collapse because it had transparency into a consolidated order book of a single product and it held a five-second auction that reversed the trends of the entire market. NASDAQ has suggested a structure that would seek to move the U.S. equity market in this direction while preserving competition in execution venues. At the same time, the SEC is considering needed market structure changes and fortunately, the timing is right for this to occur. A NASDAQ-NYSE merger that was unthinkable just a few years ago has been made imperative by the Flash Crash and we strongly believe that regulators will see the opportunity to have transparency into a large assembled liquidity hub as being overwhelmingly in the public’s best interest.

So it’s also worth noting that we believe the competition situation for listed derivatives in Europe is profoundly different. NYSE and Deutsche Börse are seeking to form a European monopoly for local interest rates and local equity index trading and clearing, for which there is little or no competition and little or no net social benefit. Last week, you may have seen that the EU Competition Commission notified ICE that they want to review our pricing structure for clearing European credit default swaps. Our pricing arrangement was shared with global regulators in 2009 but the financial crisis has moderated and our regulatory push is underway to bring the OTC markets onto listed venues and into clearinghouses.

The same European competition environment will likely color the merger of Liffe and Eurex, and we do not believe that Liffe and Eurex can merge without significant remedies. I’ve spoken to many unconflicted market participants who have grave concerns about the loss of competition between Liffe and Eurex, as well as the prospect of potentially being forced to deal with contracts governed by U.K. law, such as the London interbank rate futures contract within the German legal system. These participants will be making their concerns known to the European Commission authorities and ICE and NASDAQ will be taking this case to NYSE shareholders in connection with our decision to launch an exchange offer for NYSE shares.

So on that note, I want to again make clear why ICE is involved. First and foremost, we believe that Liffe has tremendous potential for growth under our ownership and it will serve to benefit ICE shareholders, which includes us, as a management team, who have meaningful shareholdings. Our flexible trading and clearing platform coupled with our strong presence in our OTC markets will allow us to better create new products and services that lever off of the core products of an underperforming Liffe. We believe this is a unique opportunity to acquire a futures franchise at a time of cyclical low volumes. And we’re simply the best positioned company to leverage the strength of our futures and OTC business with Liffe.

In closing, I think you can see why ICE is capable of executing continued innovative strategies for growth, while acquiring Liffe at a fair price. The value of ICE equity is important to the entire management team and we remain intensely focused on driving our industry-leading growth and returns to our shareholders. This has instilled the discipline that many of you have come to know in our company. So I hope that by taking time away from discussing the best quarter in our company’s history has provided you with helpful insight on our joint proposal with NASDAQ.

ICE continues to deliver record results while providing leadership at a time of economic, competitive and regulatory change. We’re focused on our customers and we’re focused on our objective of delivering best-in-class results.

So on behalf of my colleagues at ICE, I’d like to thank all of our customers for continuing to trust us with your business. And I’d like to thank the ICE team for the very hard work that went into delivering the best quarter in our history. And I’ll look forward to updating our progress with you in the future. But for now, I’ll ask the operator to conduct a question-and-answer session.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from Howard Chen of Credit Suisse. Your line is open.

<Q – Howard Chen – Credit Suisse (United States)>: Hi, good morning, everyone.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Good morning.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Good morning.

<Q – Howard Chen – Credit Suisse (United States)>: At the risk of sounding boring, I actually wanted to start with a question on the core business. I know its early days in the CDS market, but I was hoping you just could expand on a few things that both of you said, Jeff and Scott. One, where are we in the process of launching new products such as sovereigns?

Second, this recent announcement of ICE Link opening up to CME clearing? And then third, just what’s the timeline for any resolution surrounding this European regulatory anti-trust investigation on the market as you see it, Jeff?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Let me start with the last one and then I’ll give you to Scott to deal with the business. This process in Europe can be quite long. It could be as long as 12 to 18 months. We’ve been providing information to them over already a long period of time. And I think the issue can be distilled relatively quickly. But nonetheless, there is a process that is involved any time you go to the EU competition authorities and that process, as you probably heard from others, can be quite long.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah. And Howard, just to pick up on the question. It’s our expectation that we’ll launch sovs within the next couple of months. We’re still working through regulatory approval, which has taken longer than we would have liked and one of the reasons why, in my prepared remarks, I suggested that we expected an acceleration of the revenues into the second quarter and then certainly into the back half of the year is we’ve recently launched a number of new single-name products. We will continue to launch more single name products during the second quarter and along with sovs, we think those new products will help generate additional revenue. And the other thing that gives us some confidence is we’re now up to 16 clearing members in ICE Clear Europe. We’ve got 14 in ICE Trust so we continue to add new clearing members, which will also bring in incremental business.

I think generally speaking, the CDS market itself is still looking for some regulatory clarity. We consistently hear from our customers and if you listen to Goldman Sachs or Citigroup or any of them talk about what they’re seeing in the credit markets, the consistent message is we need to know what the rules of that market’s going to be. We need to know what the regulations are going to look like. We fully plan to be in those markets but we want to understand what the rules and regulations are going to be before we get back into it. So as that clarity comes later in this year, I expect the markets will recover. We don’t need that market recovery to grow revenues. As I indicated we’re going to launch new products, which will help with that but certainly over the medium to longer term, in order for us to generate the growth we anticipate in these businesses, we do need the markets to recover and we expect that’ll happen as we get into the back half of the year.<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: And the third part of your question was about connecting to CME. We’re getting ready for Dodd-Frank where there is open clearing and, as I mentioned in our prepared remarks, we’re preparing [ph] CEPS (38:15), we’re preparing swap data repositories and we’re preparing connectivity across the industry. If you really step back and look at how do we make money at ICE, it’s by touching transactions and we tend to charge them on a variable rate every time we touch a transaction. And we believe there’s going to be massive infrastructure needs in order to accommodate what is coming in Dodd-Frank and in

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Europe under EMIR, and ultimately spread through Asia and we want to be part of that infrastructure.

We think it will have long-term benefits for our shareholders. I think it’s a testament to our relationship with CME that we’re able to work together where it’s in the common best interest. We’ve done that probably unknowingly to many of you over the past few years and I think in this case, they have a very large, obviously, infrastructure for clearing in the U.S. and are going to be launching many asset classes and we have a very large footprint of connectivity to the OTC market so the two of them came together.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: It’s also a pretty good testament to our own team. We’ve got that connectivity to over 400 buy-side firms, to all the major dealers and if you look back three years ago when we bought the business, it was a big money loser and that business now turns a profit for us. So we’ve not only seen progress and continued roll-out of that connectivity and then, as Jeff said, others, or competitors wanting to access to that connectivity, but we’ve made it a positive cash generator and a positive profit generator for us.

<Q – Howard Chen – Credit Suisse (United States)>: Great, thanks. Lots of helpful information in there. And then, Jeff, shifting over to the Liffe bid, the regulatory process, the issues around it are always just more difficult for us to gauge as an investment community. So specific to Europe, can you just share the process as you see it from here and what you believe the major issues are. I mean, some would contend that a European champion or monopoly as you called it would be more favorable than a NASDAQ-ICE proposal and I was hoping to get some of your thoughts around that. Thanks.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Sure. Let me start. Our process is merging our commodities exchange in London with their financial derivatives exchange in London. And our processes will be a London-based process through the Office of Fair Trade. It is a process that we went through when we created our new clearinghouse, so that we know the people, we know the process, and we have already started it. It should be relatively contained because there’s very little overlap between our two businesses and we will be able to justify continued competition in London and more broadly, in Europe.

The other guys are going through the EU process, which is a, obviously, much more encumbering process, a longer process we believe and the EU process is specifically designed not to be a political process. The European Union agreed to function together by putting in a neutral body to oversee the operation of the EU. We’ve heard a lot of people say that there’s a wink and a nod that this goes through because it involves Germany and Germany is going to help protect the euro, but we do not believe that is the case at all.

In fact, the entire competition authority was set up specifically to allow it to avoid those kinds of undue influences because in any competition issue that is based in Europe, there may be a country that becomes a winner and one that becomes a loser. And it would be completely unworkable if it was a political process.

Also, the process has not yet started as I mentioned. But I can tell you from talking to people that the idea of trying to figure out how U.K. based contracts are going to be settled, whether they are going to be moved to Germany, whether German laws going to be used to or German courts are going to be overseeing U.K. contracts, how contracts that were entered into under U.K. law are going to be move is concerning to a lot of people. And frankly, the fact that those two large derivative exchanges exist over there to keep pricing and other things in check is important to people. And so I think as the competition authority surveys the market, you’re going to find that there are grave concerns by people who don’t want that merger to go forward.

Operator: [Operator Instructions]

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<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: It certainly is unfair to ask shareholders to vote on a merger before they have an opportunity to see the results of what I just suggested. And if I’m wrong, then the shareholders should have the opportunity to actually know that definitively before making an informed choice. Thank you, operator.

Operator: [Operator Instructions] Our next question comes from Rich Repetto of Sandler O’Neill. Your line is open.

<Q – Richard Repetto – Sandler O’Neill & Partners>: Yeah, good morning, Jeff and Scott. Congratulations on the record quarter.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Thank you.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Thank you.

<Q – Richard Repetto – Sandler O’Neill & Partners>: First question’s on ICE Trust, Jeff and Scott. Or let’s call it ICE Clear Credit now. So you had delayed the process of at least pushing it back ‘til a July 16th date, and given there was a lot of uncertainty in Dodd-Frank and the requirements and ownership. And from checking around the industry, it appears like there’s still some pretty very controversial ownership capital requirements like $5 million capital for a member and so I’m trying to see what got you to move on it now and how you’re going to deal, if something, am I correct on the $5 million capital requirements, if that’s imposed on you by Dodd-Frank?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yes. So Rich, just as a reminder, on July 18th, when the Dodd-Frank law becomes effective, we become a DCO, and so, we didn’t delay anything. That date was set in stone when the Dodd-Frank law was passed and so on that date, we will transition from being a bank to a DCO. What we had said was we were working with our customers and with FCM to insure that we had the right technology and the right connectivity that we would need in advance of that. That work has gone on, so the fact that we had an application in and then we didn’t have an application in had absolutely zero to do with us getting ready for that transformation.

That work’s going on. Come July 18th, we will be a DCO, we will have FCMs connected. That will just simply happen and in terms of what the rules and requirements are going to be, there, I will agree with you. There is uncertainty and a lack of clarity with regards to what the final rules will be. However, I will tell you that we are closely involved in the dialogue going on at the CFTC, very aware of how those rules are evolving and it will not be an issue for us as those final rules are made to come into conformance at ICE Clear Credit to insure that we will continue to maintain the lead that we’ve built and move forward and continue to grow that business.

<Q – Richard Repetto – Sandler O’Neill & Partners>: Okay. I know a lot of people believe it’s unworkable, the $5 million. A clearinghouse can’t operate just upon a prescriptive rule like that but anyway, anyway my one follow-up would be, Jeff, very much appreciated the detail and the support on your side of the bid. I guess my question is when you did the exchange tender offer – I’m trying to understand what the strategy here is – given that all the restrictions that were on it, it basically says that the Board would have to move toward your deal, all the anti-trust approvals, et cetera. Just from the tender offer side, it seems like it’s a riskless tender offer from your side and I’m just trying to get the strategy of why do that under those conditions?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Sure. What it will do is it – by us preparing an exchange offer, we will be filing an offer document that we will be able to send to the shareholders and we will get a shareholder list and we will be able to put the facts of our deal on the table and file it with the SEC. It would include things like our financing documents, our contingencies, we’ll be able to really lay out the merger agreement that we propose and we will be

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able to address the shareholders about our deal directly. The Board has not wanted to deal with us and so they’ve now turned control of that process effectively over to their shareholders and so we are going to engage the shareholders. You are correct that there is basically a pill in the NYSE charter that says if you own 20% of the stock or more, they get to buy the stock back at basically pennies. So no person including us or NASDAQ with that condition in place can ultimately take over the company, but the Board works for the shareholders. And I would suspect that the Board will get very realistic when it sees a vast majority of its shareholders not supporting the Board’s deal and supporting another deal.

If you think about that dynamic, the shareholders are the ones that vote for the Board and the shareholders are the ones that are suing the Board. And the Board is going to have to take a look at its position once it’s able to gauge the strength of our proposal in the hands of the shareholders and I think ultimately, it will work out just fine. We have continued to be magnanimous in saying that we really would really like to sit down and negotiate on a friendly basis and deal with the social issues and other issues that NYSE has raised.

Operator: Thank you. Our next question comes from Roger Freeman of Barclays Capital. Your line is open.

<Q – Roger Freeman – Barclays Capital, Inc.>: Hi, good morning.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Good morning.

<Q – Roger Freeman – Barclays Capital, Inc.>: I have two questions. One fundamental and one around the deals. Maybe on the fundamental side, just on CDS, you talked a little bit to the expected increase in CDS clearing in the second quarter, but I heard you say adding sort of single names. I mean, is it single name or sovereign that sort of drives that because it just doesn’t seem like the sort of regulatory environment will have changed enough over the course of the second quarter to really drive a lot more customer-side clearing. And then just also tied to your other comment on the quick uptake in electronic trading within Creditex on CDX, is that a good indicator of how that can migrate maybe sooner than later to an exchange-traded type of contract?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Yes. So, Roger in the first question, it’s both the single names and the sovs that will drive revenues over the next three quarters. I agree with you that it’s unlikely and I’ve said this consistently, we don’t have a large assumed number from buy-side clearing in our numbers this year. I suspect we’ll see that migration begin in the back half of this year, but the really meaningful contribution will likely be next year. So it is around single names and sovs and still largely the dealer business more so than the buy-side business. Although as I’ve mentioned, also we continue to work very closely with the buy-side to make sure that the offerings we have as the rules and regulations are set will bring them in.

With regards to the electronic business and the quick uptake, I think, that’s a very clear signal that as we think about developing the Swaps Execution Facility, or the SEF as it’s commonly referred to, that the uptake on that will be very quick. And so I think we’ve largely, what this is doing, our launching of this electronic platform is simply moving us down the curve or up the curve quickly towards that SEF launch. And I think it’s a very good indicator that that market and that business, particularly on the indexes and the more liquid single names, is conducive to electronic trading.

<Q – Roger Freeman – Barclays Capital, Inc.>: Okay. Thanks. And then just around the deal. One, did you ever consider buying IDCG from NASDAQ as part of the deal, obviously, it would have helped them fund their part. But it just seems like that might fit better into your skill set, maybe NYSE Liffe U.S. And then second, just on the record date. Do you have any options there to get that pushed back? I know they’re within the 60-day minimum, but I don’t know, is there anything you can do?

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<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: On IDCG, let me just say it this way. I would love to own as much derivatives infrastructure as we could own particularly in start-up companies where I think we do quite well in incubating and growing them but NASDAQ, obviously, has a large investment there and definitely cares about that business. So we did, as part of the – a joint proposal agree that ICE will be buying Liffe U.S. and the New York portfolio clearing initiative, which obviously both companies coveted but when we had our arm wrestling match, I won. Bob’s a good runner but I was able to beat him on that one. On the record date, the NYSE Board sets that record date. I think people will question why it is moving so quickly. They have the ability to alter their date and their meeting date if they so choose and we will certainly be talking to their shareholders about what does it mean to rush so quickly, what is really going on underneath that, and I’m sure there will be shareholders questioning the rush given that just yesterday, they suggested that the deal may not close until February of next year.

Operator: Thank you. Our next question comes from Ken Worthington of J.P. Morgan. Your line is open.

<Q – Kenneth Worthington – JPMorgan Securities LLC>: Hi, good morning. The Japanese tragedy seemed to be a good catalyst for carbon and European gas volumes but it seems like based on what we’ve seen recently, the impact is only temporary. What are your thoughts here? Is that a game changer for nuclear power and the impact on carbon and gas?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Ken, look, first of all, as we mentioned or as I mentioned in my prepared remarks, there’s no question that the unfortunate events in Japan did have an impact, a positive impact on our emissions volumes. What that indicates for nuclear power in the future and what that ultimately means for emissions markets is probably a question too large for my brain to consider. What I would tell you, though, is we are very pleased with the volumes we saw in the emissions business in the first quarter, up 20%. As Phase III of the European initiative comes into play in 2012, that will bring more players into that market, particularly the airlines. It will bring into play an auctioning off of the credits as opposed to just giving those credits away, so I don’t know that that particular event and the shift to less or more nuclear energy in and of itself will have an impact. Clearly, those types of events which create volatility are helpful for a period but the long-term sustainable growth in Europe I think is going to be generated more as we bring more market participants in, as the rules of the emissions trading in Europe change. And then as I also mentioned in my prepared remarks, as we do think like adding options into our markets to stand alongside futures. So we really think those are the fundamental drivers and then the extra volatility we get from events and any impact from shifts in energy policy are certainly things that will be nice to have but they’re not needed for growth in that business.

<Q – Kenneth Worthington – JPMorgan Securities LLC>: Okay, thank you. And then the U.S. OTC markets, good growth in overall commissions but it was the gas commissions that really rose and power was down. I thought there was a stronger link here, maybe you can talk a little bit about what’s going on in the U.S. power market?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah, there is a link but it actually works to the benefit of natural gas. The volatility in the power markets right now remains very, very low. And what tends to happen as I’ve talked to our salespeople, as people who trade in those power markets are in particularly low-volatility periods, they’ll actually move out of those markets and into natural gas, and so that actually turns into a help to our natural gas market.

The other point I’d make is it wasn’t just a natural gas story. Natural gas was up solidly in the quarter, but our global oil business continued to grow very well in OTC. It grew 78% in the quarter. It did I believe over $10 million of revenue in the quarter, which is up 6 to 7 times from where it was two years ago. So natural growth was good. Power was soft, but again that’s a volatility story.

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We still have very strong share in that market. We continue to launch new products, as I mentioned. In the quarter, we did over $8 million of revenue on the new product that we’ve launched and added incrementally about $0.03 a share in earnings on a year-over-year basis. So I think the broad-based OTC market is very healthy, particularly global oil. And as I mentioned, our natural gas market, even though it’s kind of been in the range-bound price of about $4, we do continue to see good solid growth there.< A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: And I would just mention that I’m actually impressed with the strength of our OTC business in April. We had two four-day weekends in Europe or at least in London where a lot of traders linked up extra days and weren’t in the office. And London is really the hub for a lot of global OTC oil trading and options trading. And so the fact that we had so many people out of the market yet we continue to do so well I think is also speaking to how we continue to diversify and grow that business globally.

Operator: Thank you. Our next question comes from Alex Kramm of UBS. Your line is open.

<Q – Alex Kramm – UBS Securities LLC>: Hey, good morning.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Good morning.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Good morning.

<Q – Alex Kramm – UBS Securities LLC>: Just starting off on the deal again, can you actually give a little bit more detail about all of the timelines involved here with potential tender offer, exchange offer, when that will be launched? How long it will be open? What maybe the milestones are that you would like to see to I guess reconsider other options?

And then I guess related to that, your other, I guess, the other side of this battle is kind of openly talking about maybe sweetening a bit, and things like special dividends, and the spread between their offer and your offer has obviously compressed a little bit here recently with the euro strengthening and so forth. So just wondering, in the past, you’ve been pretty aggressive on maybe like moving ahead, as well. So anything you can comment on in terms of how much you might consider if that is something the other side might do? Thank you.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Well first of all, we need to prepare a full-blown offer and file it with the SEC, and file all the relevant documents that we would like people to consider. That process will probably take at least three weeks. We will be moving quickly because we will want it to be in the market well ahead of the scheduled vote on the other deal, so that shareholders can be informed.

I would expect that if a vote was held for the other deal today, it would definitely fail. And I think that it will be important for us to show an alternative to the shareholders. If the other side goes ahead with that vote, I would assume that it will fail and that in my sense that that company will not be able to continue to exist as a standalone business, I think the Board will have lost credibility with its shareholders and the shareholders will be sending it a strong signal that it wants a different forward-looking vision.

So we have a superior proposal on the table right now. The euro is going to move around a little bit. Stock prices are going to move around a little bit until we get there. I mentioned in my prepared remarks that the other side is asking for the U.S. institutional shareholders to accept an ADR of an Amsterdam-based Company. There are a lot of people that cannot own that ADR, that will not own that ADR, and if you look at a shareholder list, which we have looked at old ones but obviously, we’ll be getting a new one, we will go through and do a very detailed analysis of what that flow back looks like but it could be billions.

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It could be a majority of NYSE shareholders that are either short-term investors now, index funds, or U.S. institutions that don’t own foreign ADRs, and the idea that some dividend is going to sweeten that when in the face of what may have to be a massive share buyback that will effectively reduce the liquidity of the remaining ADRs in the U.S. market is something that that management team’s going to have to contend with. And so I don’t know that back-chat about dividends and stock purchases and the strength of the future business are going to matter too much.

<Q – Alex Kramm – UBS Securities LLC>: All right. And then just one more quick follow-up to Ken’s question on the OTC, can you talk about April so far? I mean you mentioned a little bit that you think it’s actually surprisingly strong but can you talk a little bit through the different pieces? I mean, oil obviously was very strong in the first quarter and volatility has come down a little bit there I guess. Is that where some of the weakness so far in April relative to the very strong first quarter is coming from or what are the different components? Thank you.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah, I wouldn’t characterize anything about April as being weak. Typically, you come off a seasonally strong first quarter, April tends to soften slightly and nonetheless we’re at 1.5 million for the month as we said and we’re up year-over-year, and Alex, I would tell you that the components are not that different. Though natural gas remains range-bound in pricing, we continue to see some growth there and we continue to see solid growth out of the global oil business. And the other point I’d make too is and this has been kind of a consistent theme of mine is we’re growing on growth. It’s not growth on every other year. It’s not growth on decline. It’s not big growth off little growth and so as I look at April, the thing that I’m equally impressed with is not just that we grew year-over-year, but if you look on a compound growth basis over two years it’s even stronger. So look, as Jeff alluded to, we’re very pleased with the OTC business for the first four months of this year and feel very good about the results we put up in the first four months of this year and think it’s very indicative of the strong core business around which we can build with all of the other initiatives we’re working on.

Operator: Thank you. Our next question comes from Chris Harris of Wells Fargo. Your line is open.

<Q – Christopher Harris – Wells Fargo Advisors LLC>: Great. Thanks, guys. It’s continually impressive to us the returns you guys have been able to generate with really very little debt on your balance sheet and at this point you have really zero net debt. I know potentially you could have higher leverage assuming this NYSE transaction closes in your favor. But just curious to get your perspective on what your appetite is to really leverage the balance sheet a little bit further. I know it’s always, I guess, you’re trying to weigh growth and flexibility with potentially enhancing returns. So just kind of any thoughts you could share with us at what you might see as how you might manage the balance sheet over the next couple years?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah, look. It’s a great question and it’s one we spend a lot of time thinking about. We feel very good about the strength of our balance sheet. And it’s not just the strength of the balance sheet, but it’s also the consistent strength of the cash flows that we generate. And it’s that cash flow generation that really gives me great confidence that if we do find the right deal, like Liffe and determine we do need to lever up for a period of time, we can quickly pay that leverage right back down.

It’s very important to us that we don’t have a public rating. Generally, we’re viewed as a very solid investment-grade company. If you compare our financial metrics to any of our competition, they’re as good and frankly better than most. I think we could comfortably lever between two and three times and not impact that external view in any way. And again, we’d be in a position to pay that down in very quick order.

So as I said in my prepared remarks, the key for us is, as you said, we have no net debt at all. A very strong cash balance, very low leverage and so as we look out strategically, whether it’s Liffe or frankly a number of other opportunities we’re looking at, we know that we’ve got the balance sheet

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strength to go and act opportunistically. And then we know as we move forward, we’ve got the cash flow strength to bring our balance sheet back into the more conservative place that we have it today.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: And I’ll mention to you that we had a pretty robust discussion on how we would put our bid in the market for Liffe. And we decided to put a small amount of debt and a large amount of equity thinking that shareholders would like to own the combined Liffe ICE in the form of equity. But in putting that deal together, we also have preserved the right to do share buybacks if people want that to lever up, pay dividends, if people want that.

We have reserved the right to recast the purchase price in the form of more debt and less equity, and so on and so forth. And so while much has been said by the other people about the financial flexibility of their deal, I guess, for the first time I’ll say publicly that we have maintained a lot of flexibility around our deal as well. So as we talk to the NYSE shareholders, I think, we’ll get a better sense of what form of consideration people are interested in.

<Q – Christopher Harris – Wells Fargo Advisors LLC>: Okay. Great. And then just a quick follow-up on the NYSE bid. It seems to me that there’s a bit of a race here to get regulatory clarity both on their side and your side, something to show shareholders that your transaction has a good probability of closing. When might you guys get more clarity on the U.S. side? I know the European side isn’t really that big of a deal for you. Any thoughts as to what the timeline of the regulators are at this point and whether you’ll going to actually be able to show something to shareholders prior to the July vote?<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Well, I don’t think it would be fair for us to predict when a process as important as this would finish. But we have been involved in meetings with the U.S. government and what I can tell you is that they are amazingly engaged. They seem to be moving incredibly quickly and that incredibly high-level people are involved and it is a very large team that is involved and so we take some comfort from the fact that this is one of the things that the U.S. Department of Justice is looking at that it would like to move through and come to a decision on.

In Europe, I think our process for the ICE Liffe piece is relatively straightforward. The process in Europe is a little – with the OFP is less defined in the sense that they are not going to necessarily be working to prescriptive timetables and filings and information. It’s a little more back-and-forth and they will – the process will go where they want it to go. But again, we’ve been through that process. They know us. They approve the building of our clearinghouse and so we don’t see any significant overlaps that would cause any kind of delays there.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: On the U.S., just an anecdote, Chris to give you an idea how quickly they’re moving. A comment was made to me that in 30 years of watching DOJ reviews, they’ve never seen a second request come out as quickly as the one that we got. So there is a high level of engagement and we are working very closely to move that down the path.

Operator: Thank you. Our next question comes from Niamh Alexander of KBW. Your line is open.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Hi. Thanks for taking my questions. Thanks so much for all the color in the prepared remarks as well and on the proposed acquisition. If I could just stay on that. Jeff, have you run some numbers on maybe what kind of collateral maybe some of the customers could save with a combined Liffe ICE, if everything was merged into the same clearinghouse? And then help me understand, is there some similarities in the technology, could there be some disruption risk if Liffe was to move onto the ICE platform?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Sure. First of all, when we moved our U.S. – excuse me – our global oil business out of London Clearing House and into our

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own clearinghouse, I think we moved about $16 billion worth of collateral and using our technology, we rebated back about $3 billion. That is simply due to a better technology infrastructure to run the same span margining that was used before from London Clearing House versus our own version. So we would anticipate – we have not calculated that yet and we have difficulty without great visibility into the positions, so we are at a disadvantage relative to the other proposal but nonetheless, we would expect that there would be significant rebates. I don’t believe that customers are necessarily interested in moving U.K. positions to Germany in order to get offsets. And it has never been allowed in Europe to cross-margin or net if you will two clearinghouses in two different legal jurisdictions. So trying to move LIBOR to Frankfurt in order to give that offset will be difficult. Trying to move the Bund to London to give an offset will be difficult and so while there are offsets available potentially in the other deal, it remains to be seen if the customers have any interest whatsoever in those offsets. I suspect there are very few that care about those.

On the technology, the clearing piece will be quite easy because we continue to run in parallel to our new clearing system, the old clearing infrastructure that existed when we were at London Clearing House, which is actually provided to us by Liffe. And it is clearing infrastructure similar to what they use. So we would have a very easy roadmap for clearing and for trading, our platform now is very widely distributed, very few FCMs and others would not be on our platform. And just as you saw the CME sort of seamlessly move the Board of Trade on to their platform, as you saw Liffe and Eurex move around their platforms, we believe that it would not be a disruption path. History has shown that others have done it. And we’ve shown that we’ve been able to do it quickly at the NYBOT, so I don’t think there’s really much difficulty there.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: That’s helpful, thanks for expanding on those. And I guess if I could stay on the deal, just help me understand your thoughts on the price offered. I guess, we were kind of struggling to see maybe who else NASDAQ could partner up in the Liffe offer there. So just help me understand how you thought about the price, if this is kind of the full, the fair price that we should think about. Have you done additional work if there was a reason to kind of increase the proposal, how should we think about that?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Sure. I think Bob Greifeld and [ph] I (72:20), as I mentioned I think before, sort of came to the epiphany that the other proposed deal was really about cost cutting. We don’t believe that financial supermarkets have revenue synergies. In other words, we don’t believe that because somebody has stocks listed on an exchange that they feel that they have to buy their cocoa at that exchange or their interest rate hedging at that exchange.

We just haven’t seen that kind of broad cross-pollenization on revenues. And so the real play is to get the expenses down against increasing volumes. And so I just immediately said the guy that can get the best cost footprint in the – against the cash equities business of NYSE is NASDAQ. And the person that can get the best cost synergies against the derivatives business in Europe is ICE. And that just happens to be because where we’re located, where our platforms are located and where our clearinghouses and infrastructures are located. So shareholders should really be looking at this proposal as to who can deliver growth against a shrinking cost base. And I think that’s what we’ll be talking to the shareholders about.

In terms of determining the price, we did a sum of the parts valuation where both NASDAQ and ICE built up their own financial models for the parts of the business that we would be buying, and put appropriate multiples so that there would be value for our existing shareholders and it turned out that we were – our instincts were that that build-up results in a higher value than is in the current deal. And as I’ve mentioned we have also maintained financial flexibility. And if so, if there’s financial flexibility that’s being looked at as somehow the determinant, we have the ability to participate in something like that as well.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

Operator: Thank you. Our next question comes from Daniel Harris of Goldman Sachs. Your line is open.

<Q – Daniel Harris – Goldman Sachs & Co.>: Hey. Good morning, guys. How are you?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Good morning.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Good.

<Q – Daniel Harris – Goldman Sachs & Co.>: Hey, Jeff, you talked about having had dialogue with Liffe over pretty much the past 10 years and ultimately that never resulted in a transaction, although it sounded like there was a lot of interest on your side. What were the blocks that sort of precluded that from happening and how do you think that that would move forward with the transaction you proposed?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Sure. First of all, what I described was my proposal, which I have long been pitching a proposal where we would merge the ICE business and the Liffe business and we would hold it as owners in a joint venture so that ICE would own it and that NYSE at this point would own it. What that would have meant for ICE is that we would have gotten – and that ICE management would run it and what that would have meant for ICE is that we would have gotten control of Liffe for all of the reasons I mentioned in my prepared remarks. In fairness to NYSE, it would have meant they would have given up the management control of their derivatives business and I was never able to convince any of the various CEOs that oversaw the parent companies over the last 10 years that that was a good idea. And in fact, you’ve seen NYSE suggest that what they want to do with that business is try to use it and to merge into a monopoly, so very different outlook than what I have for the business.<Q – Daniel Harris – Goldman Sachs & Co.>: Okay. Thanks for that. And then I asked NASDAQ on their call the other day and I’ll ask you, too. You guys have been out speaking to a lot of investors over the last few weeks and what is the feedback that they’re giving you in terms of what they’d like to see going forward from here from you guys or what are they waiting to hear from New York and Deutsche Börse that would actually make them more interested in that transaction?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Well I think we’ve – I’ve been talking to both our shareholders and NYSE shareholders and I think both actually want the same thing, which is they want to make sure that they get high value going forward. We effectively have proposed a merger so that both shareholder bases would end up with equity in the merged company and people want to know that it can grow, that it would not slow down our growth and that it would be accretive. And I think it is very fair to say that shareholders are quite puzzled why the Board of NYSE would not engage with us. I think people understand that the kind of information that we need is relatively limited. It’s relatively technical. It has nothing to do with trying to glean any competitive advantage, and I think they’re dumbfounded and actually starting to ascribe bad motives to the Board and management of NYSE as to why they are trying to rush a deal through and won’t at least give NASDAQ and ICE an opportunity to look at the books on certain aspects. It is not lost on people that when NYSE and Deutsche Börse got in a room, they found additional synergies and people have asked if we got in a room, is it possible that we could find additional synergies? And the answer is possibly. We don’t know what we can find and we haven’t had an opportunity to engage and we have asked to engage in exactly that exercise on a friendly basis.

Operator: Our next question comes from Michael Carrier of Deutsche Bank. Your line is open.

<Q – Michael Carrier – Deutsche Bank Securities, Inc.>: Thanks, guys. In the past, the core growth in the business has been obviously very good, but you guys have provided some clarity, whether it’s for the quarter or for the past 12 months. Just in terms of how much some of these new products just given how many launches you’ve had, have contributed? So just any update on that front?

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah, so a few numbers. As I said in my prepared remarks, we launched 21 new OTC products in the quarter. We launched over 90 last year and we anticipate we’ll launch 200 this year by the first half. In the first quarter, as I think I mentioned on an earlier Q, we did a little over $8 million related to those new products. That was up year-over-year around $3 million. Given that there’s very little incremental cost, that dropped about $0.03 of earnings to the bottom line on a year-over-year basis, dropped about $0.08 to the bottom line in the quarter. So those products continue to be meaningful contributors to our bottom line. And as I mentioned, we’ve got a long backlog of products that we will anticipate to roll out over the coming months and then certainly, as you get into the back half of the year, as well.

<Q – Michael Carrier – Deutsche Bank Securities, Inc.>: Okay. And then just one, and this is just a number clarification. I think on the next quarter on the clearing side, you mentioned something like $16 million to $18 million, I think in the slide it said $15 million to $17 million. And then typically on the third month of the quarter, you guys provide a lot of the data whether it’s volumes, RPC, OTC. I mean, the revenues came in a bit stronger so just curious if anything was revised higher from the last release. Thanks.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah, so the $16 million to $18 million. I guess I got more bullish than the chart overnight, but I’m confident that for the month, we will be in that $16 million to $18 million range. Again that’s just stepping back and looking at the single-name products that we’ve announced in the past month and that we’ll launch through the quarter. And as I mentioned, the fact that we’ve got a couple more clearing members now to go along with that.

Operator: Thank you. Our next question comes from Patrick O’Shaughnessy of Raymond James. Your line is open.

<Q – Patrick O’Shaughnessy – Raymond James & Associates>: Hey, good morning, guys.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Good morning.

<Q – Patrick O’Shaughnessy – Raymond James & Associates>: My first question kind of looking back at the core business, when you look at a really strong quarter like you had this quarter, how do you parse out how much of that is due to macro factors versus how much is from new product launches, your sales efforts, technology improvements, et cetera?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Well, I don’t try and parse out the good quarter too much. I would tell you as I step back and look at it, the question I ask myself is – and we talk about it in our prepared remarks – is how did each of the individual businesses do. And not to rehash all of it, but the OTC growth very strong in natural gas, very strong in global oil.

The global oil there’s no question that’s a continuation of a trend. As I said, that business is now generating six to seven times more revenue than in the last two years. That’s fundamental factors that’s driving that. Sugar on the other hand, I mentioned in my prepared remarks, due to fundamental issues, is down year-over-year. Last year, you had very tight supply-demand dynamics, higher volatility and that generated good volumes. You had an easing of those dynamics in the quarter and so you saw a little bit of a decline.

So as I step back and look at it, the real question is not what are the one-time events. It’s how we’re doing in each of the products? Are we seeing fundamental growth drivers play out? Do we see a continuation of those fundamental trends as we look forward and the answer, as we mentioned throughout our prepared remarks, is we do. We feel like we’ve got exposure to the right global commodities. We feel like the trends in emerging economies and other associated trends are going

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

to drive that in the long term, and then we’re confident that the other new initiatives like CDS clearing and the others that we’re working on will be growth drivers for us as we move into the future. So I feel pretty good not just about the quarter but the trend of our recent quarters and certainly the outlook for the coming quarters.

<Q – Patrick O’Shaughnessy – Raymond James & Associates>: That’s helpful and then my follow-up question, if I could just circle back on the European regulatory environment. When you look at Liffe obviously it’s headquartered in London but they do have subsidiary businesses in Amsterdam and Paris and Lisbon. Does that require you to have conversations with those regulators as well, I think specifically around maybe breaking up the cash business from the derivatives business there?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: It does, and last week, I met with each of the five regulators of those businesses and went through our business plan for how we intend to operate them and went over with them. We’re obviously applying for all of the regulatory approvals that we need to close on that business, so we went over the framework of the timetable with them just so that we had agreement for everything. So we’re in very good stead, I believe, with all of those regulators and that process is moving forward quickly.

Operator: Thank you. Our last question comes from Jonathan Casteleyn of Susquehanna. Your line is open.

<Q – Jonathan Casteleyn – Susquehanna Financial Group LLP>: Thanks. Good morning. Just a question on the [indiscernible] (83:25) first for Scott, just the stepped up non-cash compensation, obviously a function of your performance. Did any of that accrual hit in the quarter or is that going to be a forward incremental build in your comp line?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: No, no, no. It hit in the quarter.

<Q – Jonathan Casteleyn – Susquehanna Financial Group LLP>: It did hit in the quarter?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: So it’s not incremental. What you see frankly, in all of our expense categories in the first quarter is indicative of pretty close to what you ought to expect in the coming quarters.

<Q – Jonathan Casteleyn – Susquehanna Financial Group LLP>: So the run rate, $61.6 million is in – there already is some accrual in there from the stepped up?

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Absolutely.

<Q – Jonathan Casteleyn – Susquehanna Financial Group LLP>: Okay, great. And then just to Jeff very quickly on the BRIX initiative, any way to size that opportunity as far as either existing trading community or existing market turnover and when would you expect very broadly to see some results from that new initiative?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: It’s definitely a start-up but we’re really excited about it. The size of the – Brazil has 20% of its markets now that are trading in a free market. I look at it starting ICE in the late ‘90s from sitting in California. It is about the size of the market that existed when we started ICE and we have an amazing set of partners down there who are helping us. Our Chairman of the Board is the first Chairman of their version of the SEC and set up essentially their financial regulator. Eike Batista is the eighth wealthiest person in the world, the richest person in Brazil and owns unbelievable infrastructure of power plants and ports and industrial manufacturing that wants to have access to buy and sell power in the market. We have the son of the former Vice President of the country under President Lula who owns the largest

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textile manufacturing business in the entire Americas that needs power and wants to buy in the free market. And really the driving force behind that business and a person that we’ve been working with to build it over the last three years is an ex-Enron senior person at Enron for Brazil who now runs a essentially merchant company that buys and sells power on behalf of industrials. So we have a very strong team surrounding it that is local, that is prominent, and that gave us a lot of standing in the industrial community and with the government. So we’re going to start it as a bilateral market just as we started ICE. Chuck Vice and I worked very closely with the market in the beginning of ICE and wrote the original contract, developed the indices, developed the notion of how you can clear electric power. And so we have been working with the team down there to try to instill as much of our institutional knowledge into them over the last three years as we can. And I think when it launches, it’s going to be quite successful and I think that market will evolve very quickly.

The U.S. power markets evolved post-Enron so about between year 2000 and 2005 and I think we can actually distill that down to much less than five years to have a power market that will ultimately look much like the U.S. power market. And it could be a very large opportunity for us. So, plus it gets us into Brazil with people we like and trust and we would expect other opportunities. Eike Batista is a large holder of offshore oil leases and at the press conference where we announced it, mentioned that we would like to buy and sell his oil across this business. So I think it can ultimately, if successful, morph into a major South American exchange and maybe Central America as well.

Operator: And we do have one additional question from Rob Rutschow of CLSA. Your line is open.

<Q – Rob Rutschow – Credit Agricole Securities (USA), Inc.>: Hi, good morning. Thanks for taking my question.

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: Good morning. Thanks for hanging around.

<Q – Rob Rutschow – Credit Agricole Securities (USA), Inc.>: One quick question on the – this investigation into CDS in Europe and the banks, I think, you guys mentioned and so do you anticipate any change in capital requirements there as a result of this investigation?

<A – Jeffrey Sprecher – Chairman & Chief Executive Officer>: We don’t know. We put together a deal that is relatively transparent and frankly not dissimilar to other deals we’ve done in the past, including the deal that Chuck and I did to start ICE, which was it has a royalty interest component and fee abatements for the initial members, and for the people that sold us the infrastructure as part of a merger sale process, so relatively transparent. I think, effectively what the regulator is suggesting is that people are not being charged high enough rates by us. I think the remedy is something we could certainly live with, which is higher rates. However, we did a deal and I intend to defend the deal, because I think it was a fair deal and it was done at arms’ length. And I think ICE shareholders and the market have both benefited. So I think ultimately, it is very defendable.

<Q – Rob Rutschow – Credit Agricole Securities (USA), Inc.>: Okay, that’s really helpful. Last question’s on – expense control was really good this quarter, especially on a sequential basis. Could you just maybe delve into some of the components where you saw a little bit lower expenses and what we might expect going forward, in particular things like marketing and so forth? Thanks.

<A – Scott Hill – Chief Financial Officer & Senior Vice President>: Yeah. As I mentioned earlier, I think, that what you see in the quarter is kind of what you should expect in the coming quarters. And that’s in terms of you saw good expense management. Obviously, we’ll continue to have that good expense management but even the numbers, as I kind of look out into the forward quarters, I think the first quarter expenses are going to be very in line with what you ought to expect run rate to be for the second quarter and the third quarter.

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IntercontinentalExchange, Inc. Company ▲	ICE Ticker ▲	Q1 2011 Earnings Call Event Type ▲	May 4, 2011 Date ▲

Clearly, we are making investments in things like the initiatives around Dodd-Frank, the technology around that. We’re clearly making investments in things like the Swap Execution Facility that I talked about, continued investments in our CDS Clearing and other OTC Clearing initiatives that we have working on. But the one thing I think we do a particularly good job of is we’re very focused on where those investments are and we’re very good expense managers in other areas in order to enable that investment in growth. So I think the first quarter is indicative of what you ought to expect for the next three.

Operator: Thank you. And I’m showing no additional questions at this time. I’d like to turn the call back over to Jeff Sprecher for closing remarks.

Jeffrey C. Sprecher, Chairman & Chief Executive Officer

Well, thank you all for staying with us. This is a slightly longer call than normal but we wanted to give you as much information as we can on both our proposal to NYSE and more importantly, to talk about the fact that our business is off to an incredibly strong start in 2011, so we look forward to continuing to update you on both in the future. Thank you.

Operator: Ladies and gentlemen, this does conclude today’s conference. Thank you for your participation and have a wonderful day. You may all disconnect.

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Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of common stock of NYSE Euronext.

This material is not a substitute for the tender offer statement, registration statements, offer to exchange/prospectuses and other documents that are intended to be filed with the SEC by NASDAQ OMX, ICE and their affiliates regarding an exchange offer for shares of common stock of NYSE Euronext. Nor is this material a substitute for the joint proxy statement/prospectuses or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL

FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed with the SEC.